Exhibit 99.1

Bitfury Holding BV - Transfer of Shares of Hut 8 Mining Corp.

AMSTERDAM and TORONTO, October 14, 2021 – Bitfury Holding BV (the “Acquiror”), the world's leading full-service blockchain technology company, today announced that between July 5, 2021 and September 3, 2021, it has completed the disposition of 5,735,416 common shares (the “Common Shares”) of Hut 8 Mining Corp. (TSX-V: HUT) (the “Issuer”) at an average price of $7.50 per Common Share. Since the last report filed on April 23, 2021, the security holding percentage of the Acquiror and its joint actor Valerijs Vavilovs decreased by 10.02%.

Immediately prior to the disposition of the Common Shares, the Acquiror and its joint actor, Valerijs Vavilovs, hold a total of 16,994,146 Common Shares of the Issuer representing approximately 10.34% of the outstanding Common Shares of the Issuer, and approximately 8.99% of the issued and outstanding Common Shares of the Issuer on a fully-diluted basis.

Out of the 16,994,146 Common Shares, 15,473,313 Common Shares were held by the Acquiror and 1,520,833 Common Shares were held by the joint actor of the Acquiror, Valerijs Vavilovs.

Immediately after the disposition of the Common Shares, the Acquiror and its joint actor, Valerijs Vavilovs, hold a total of 11,258,730 Common Shares of the Issuer representing approximately 6.85% of the outstanding Common Shares of the Issuer, and approximately 5.96% of the issued and outstanding Common Shares of the Issuer on a fully-diluted basis, resulting in a material change in the status of the Acquiror and its joint actor. The Acquiror and its joint no longer hold 10% or more of the shares of the Issuer and is therefore no longer a reporting insider.

Out of the 11,258,730 Common Shares, 9,737,897 Common Shares are held by the Acquiror and 1,520,833 Common Shares are held by the joint actor of the Acquiror, Valerijs Vavilovs.

The Common Shares were disposed at an average price of $7.50 per Common Share, for a total consideration of $43,015,620.

This press release is being issued in order to comply with the disclosure requirements under applicable securities legislation. The disposition of the Common Shares was made for general investment and portfolio purposes and the Acquiror and its joint actor may, from time to time and depending on market and other conditions, acquire additional Common Shares through market transactions, private agreements, treasury issuances, dividend reinvestment programs, exercise of options, convertible securities or otherwise or may sell all or some portion of the Common Shares they own or otherwise trade in or with respect to securities of the Issuer.

For inquiries or a copy of the related early warning report, a copy of which has also been filed on www.sedar.com, please contact:

E-mail: legal@bitfury.com

About The Bitfury Group

The Bitfury Group is the world's leading full-service blockchain technology company. Bitfury™ is building solutions for the future, with the most significant technologies of the millennium. Our mission is to make the world more transparent and trusted by innovating at every level of technology – hardware, security, and software – to put trust back into the equation. Founded in 2011, Bitfury is the leading security and infrastructure provider for the Bitcoin Blockchain. In addition to securing the Bitcoin Blockchain, Bitfury also designs and produces innovative hardware that keeps cryptocurrencies and blockchains secure, including custom semiconductor chips and mobile data centers. Bitfury is also a software provider for some of the world's most cutting-edge applications through its Exonum™ private blockchain framework, and its Crystal™ Blockchain advanced analytics platform. To learn more, visit www.bitfury.com.